08029937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34415 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Israel A. Englander & Co., Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section

666 5th Avenue 9th Floor
(No. and Street)

FEB 29 2008

New York (City) NY (State) 10103 (Zip Code)

Washington, DC
111

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Golden (212) 841-4568
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kevin Golden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Israel A. Englander & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public **ILENE LICHT**

NOTARY PUBLIC, STATE OF NEW YORK
No. 01LI6137473
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES NOV. 28, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2007
With Independent Auditor's Report

Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2007

## Contents

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report**

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., Inc. (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Israel A. Englander & Co., Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

# Israel A. Englander & Co., Inc.

## Statement of Financial Condition

December 31, 2007

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 5,616,404 |
| Receivable from clearing organizations, net | 3,008,745 |
| Floor brokerage receivables, net | 7,668,223 |
| Property and equipment (net of accumulated depreciation and amortization of $1,169,716) | 433,649 |
| Other assets | 498,621 |
| | $17,225,642 |
| **Liabilities and stockholders' equity** | |
| Accrued compensation | $ 9,412,604 |
| Accounts payable | 907,277 |
| Securities sold, not yet purchased | 532,222 |
| Other liabilities | 92,092 |
| | 10,944,195 |
| Stockholders' equity | 6,281,447 |
| | $17,225,642 |

*The accompanying notes are an integral part of the statement of financial condition.*

Israel A. Englander & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2007

**1. Organization**

Israel A. Englander & Co., Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), the American Stock Exchange, the Chicago Board Options Exchange, the Pacific Exchange and the International Securities Exchange. The Company provides floor brokerage execution services to qualified institutional investors.

**2. Significant Accounting Policies**

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company considers investments in money market funds with less than three months to maturity to be cash equivalents.

Commissions and related brokerage and clearing expense are recorded on a trade-date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset, which is typically between three and seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the remaining term of the lease.

**3. Receivable from Clearing Organizations**

Receivable from clearing organizations, net, represents cash held at the clearing brokers at December 31, 2007.

**4. Floor Brokerage Receivables, Net**

Floor brokerage receivables represent amounts receivable by the Company from various major financial institutions for floor brokerage execution services. These amounts are shown net of an allowance for doubtful accounts of $38,750 on the statement of financial condition.

**5. Related Party Transactions**

Millennium Operations, LLC ("Operations"), a limited liability company, provides personnel and general and administrative expenses at cost to the Company. The Company had a receivable from Operations at December 31, 2007 of $2,298, which is included in other assets on the statement of financial condition.

The Company holds a receivable from affiliate from a previous investment in Millennium Management, L.L.C., the general partner of Millennium Partners, L.P. ("Partners"). The receivable from affiliate has a remaining balance of $8,400 and is included in other assets on the statement of financial condition.

A minority shareholder of the Company is the managing member of Millennium Management, L.L.C.

At December 31, 2007, the Company has an interest-bearing receivable from an employee in the amount of $108,774, which is included in other assets on the statement of financial condition. Interest charged for the receivable is calculated based on a formula using Prime Interest Rate.

**6. Other Liabilities**

Other liabilities include amounts relating to general and administrative expenses from operations, employee related payables, payable to affiliates and taxes payable.

### 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2007, the Company had net capital of $542,091, which exceeded its requirement by $292,091.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

### 8. Income Taxes

The Company is treated as an "S" Corporation for federal tax purposes and therefore it is not subject to federal taxation. The Company is subject to certain state and local taxes. The Company's shareholders are subject to taxation on the Company's income whether or not it is distributed to them.

### 9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

### 10. Concentration of Credit Risk

The Company clears its securities transactions through two major financial services firms. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

**11. Commitments**

The Company has pledged $50,217 as a security deposit for its operating lease. This amount is included in cash and cash equivalents on the statement of financial condition.

The Company has entered into operating lease agreements for office space that expire on May 30, 2008 and May 31, 2013.

Future minimum lease payments are as follows:

| | |
|---|---|
| 2008 | $ 437,157 |
| 2009 | 511,980 |
| 2010 | 511,980 |
| 2011 | 511,980 |
| 2012 | 511,980 |
| 2013 | 213,325 |
| | $ 2,698,402 |

# Israel A. Englander & Co., Inc.

Independent Auditor's Report on Internal Control

December 31, 2007

McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report on Internal Control**

To the Board of Directors of
Israel A. Englander & Co., Inc.

In planning and performing our audit of the financial statements of Israel A. Englander & Co., Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition

and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

END